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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Albright Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 New York Avenue, NW, Suite 900
(No. and Street)

Washington (City) — DC (State) — 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory B. Bowes — **202-370-3500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *of individual, state last, first, middle name*)

Reid Hall #3, Reid Street	**Hamilton**	**Bermuda**	**HM11**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ✓ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gregory B. Bowes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Albright Securities LLC, as of February 12, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal
Title

Notary Public

District of Columbia: SS
Subscribed and sworn to before me, in my presence,
this 12 day of February, 2009
Notary Public, D.C.
My commission expires August 14, 2013

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLYSON B. SIMPSON
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires August 14, 2013

Statement of Financial Condition

Albright Securities LLC
Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

ALBRIGHT SECURITIES LLC

DECEMBER 31, 2008

INDEX TO THE FINANCIAL STATEMENTS

ERNST & YOUNG

Ernst & Young Ltd.
Reid Hall
#3 Reid Street
Hamilton HM11, Bermuda
P.O. Box HM 463
Hamilton, HM BX, Bermuda

Tel: +1 441 295 7000
Fax: +1 441 295 5193
www.ey.com/bermuda

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MANAGING MEMBER

ALBRIGHT SECURITIES LLC

We have audited the accompanying statement of financial condition of Albright Securities LLC (the "Company"), as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Albright Securities LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young Ltd.

February 16, 2009

ALBRIGHT SECURITIES LLC
(Incorporated under the laws of Delaware)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008
(expressed in United States dollars)

ASSETS

Current assets		
Cash	$	35,150
Prepaid expense		1,862
Total assets	$	37,012

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	800
Total liabilities		800
Member's equity		
Capital		129,614
Deficit		(93,402)
Total member's equity		36,212
Total liabilities and member's equity	$	37,012

See accompanying notes

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008
(expressed in United States dollars)

1. Operations

Albright Securities LLC (the "Company") is a limited liability company that was formed in the state of Delaware in January 2005 and commenced operations on June 1, 2005. The Company was approved for National Association of Securities Dealers, Inc. (now known as Financial Industry Regulatory Authority or "FINRA") membership on January 11, 2006 and registered with the Securities and Exchange Commission ("SEC") on the same day. The Company is a wholly-owned subsidiary of Albright Capital Management LLC ("ACM"). ACM focuses on the emerging markets and launched its flagship multi-strategy private fund (the "Flagship Fund") in January 2007. The Company was formed primarily to serve as the private placement agent in connection with one or more private funds sponsored by ACM.

The Company's activities are limited to acting as a private placement broker and it operates at the $5,000 net capital level. It neither carries customer accounts nor holds customer cash or securities. The Company does not act as a dealer or market maker.

Pursuant to the terms of the Limited Liability Company Agreement (the "Agreement") dated January 28, 2005, the Company may be dissolved, and its affairs wound up upon the first to occur of the following: (i) the written consent of ACM, (ii) at any time there are no members of the Company, unless the business of the Company is continued in a manner permitted by the Delaware Limited Liability Act (the "Act"), (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act, or (iv) the occurrence of any other event resulting, under non-waivable provisions of the applicable law, in the dissolution of the Company.

In accordance with the Agreement, except as otherwise provided by the Act, the debts and obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and ACM shall not be obligated personally for such debt, obligation or liability of the Company solely by reason of being a member of the Company.

2. Significant accounting policies

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Cash
Cash comprises cash on hand and in bank.

(b) Income
Income is recognized as earned.

(expressed in United States dollars)

2. Significant accounting policies, cont'd.

(c) Expenses
Expenses are recognized on an accrual basis.

(d) Financial instruments
The fair values of the Company's assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", approximate the carrying amounts presented in the statement of financial condition.

(e) Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(f) Taxation
No provision for federal and state income taxes has been made since the Company is not a taxable entity. ACM is individually liable for the taxes on its share of the Company's income or loss.

3. Net capital requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, and requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2008, the Company had net capital of $34,350, which exceeded the required net capital by $29,350. At December 31, 2008, the Company had a ratio of aggregate indebtedness to net capital of 0.02 to 1.

4. FOCUS (Form X-17a-5) Report

A copy of the Company's most recent quarterly unaudited FOCUS (Form X-17a-5) Report (December 31, 2008) is available for examination at the principal office of the Company and at the regional office of the SEC.

(expressed in United States dollars)

5. Related party transactions

For the year ended December 31, 2008, the Company shared office space with ACM. In accordance with an expense sharing agreement between the Company and ACM, ACM has not allocated rent, salaries, overhead, audit and tax services expenses to the Company as it has not generated material revenue during the year. ACM will not commence allocating expenses to the Company until the first month during which the Company generates material revenues. In accordance with the provisions of SEC Rule 17a-3(a)(1) and (a)(2), the Company monitors and maintains a separate record of such expenses. For the year ended December 31, 2008, such expenses amounted to $51,110.

ACM has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate any party for these expenses.

6. Accounting pronouncement on income taxes

In July 2006, FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No 109 ("FIN 48"). FIN 48 prescribed the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. However, on December 30, 2008 the FASB issued FIN 48-3 which deferred the effective date of FIN 48 to fiscal year beginning after December 15, 2008 (for non-public entities), in the absence of early adoption. As of December 31, 2008, the Company does not believe the application of FIN 48 will materially impact the amounts reported in the financial statements.